UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2022

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: July 28, 2022	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com

Tel: +886.2.6636.5678

http://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Its Unaudited Consolidated Financial Results for the Second Quarter of 2022

Taipei, Taiwan, R.O.C., July 28, 2022 – ASE Technology Holding Co., Ltd. (TAIEX: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor assembly and testing services (ATM) and electronic manufacturing services (EMS), today reported its unaudited net revenues1 of NT$160,439 million for 2Q22, up by 26% year-over-year (or up by 33% year-over-year on pro forma basis) and up by 11% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$15,988 million, up from a net income attributable to shareholders of the parent of NT$10,338 million in 2Q21 (or up from a net income attributable to shareholders of the parent of NT$9,539 million in 2Q21 on pro forma basis) and up from a net income attributable to shareholders of the parent of NT$12,907 million in 1Q22. Basic earnings per share for the quarter were NT$3.69 (or US$0.253 per ADS), compared to NT$2.40 for 2Q21 (or NT$2.21 for 2Q21 on pro forma basis) and NT$3.01 for 1Q22. Diluted earnings per share for the quarter were NT$3.61 (or US$0.247 per ADS), compared to NT$2.30 for 2Q21 (or NT$2.12 for 2Q21 on pro forma basis) and NT$2.92 for 1Q22.

We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China Sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding three months and six months ended 2Q21. For more details on our operations, please refer to “Supplemental Financial Information”, “Summary of Consolidated Statement of Income Data”, and “Summary of ATM Statement of Income Data.”

RESULTS OF OPERATIONS

2Q22 Results Highlights – Consolidated

●	Net revenues contribution from packaging operations, testing operations, EMS operations and others, each represented approximately 49%, 9%, 41% and 1%, respectively, of the total net revenues of the quarter.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our year-end audited consolidated financial statements, and may vary materially from the year-end audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published year-end audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

●	Cost of revenues was NT$126,051 million for the quarter, up from NT$115,920 million in 1Q22.

-	Raw material cost totaled NT$79,348 million for the quarter, representing 50% of the total net revenues.

-	Labor cost totaled NT$17,637 million for the quarter, representing 11% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$12,603 million for the quarter.

●	Gross margin increased by 1.7 percentage points to 21.4% in 2Q22 from 19.7% in 1Q22.

●	Operating margin was 12.8% in 2Q22, compared to 11.2% in 1Q22.

●	In terms of non-operating items:

-	Net interest expense was NT$702 million.

-	Net foreign exchange loss of NT$1,301 million was primarily attributable to the appreciation of U.S. dollar against New Taiwan dollar.

-	Net gain on valuation of financial assets and liabilities was NT$1,543 million.

-	Net gain on equity-method investments was NT$486 million.

-	Other net non-operating income of NT$504 million was primarily attributable to miscellaneous income. Total non-operating income for the quarter was NT$530 million.

●	Income before tax was NT$21,136 million for 2Q22, compared to NT$16,663 million in 1Q22. We recorded income tax expenses of NT$4,479 million for the quarter, compared to NT$3,278 million in 1Q22.

●	In 2Q22, net income attributable to shareholders of the parent was NT$15,988 million, compared to NT$10,338 million in 2Q21 and NT$12,907 million in 1Q22.

●	Our total number of shares outstanding at the end of the quarter was 4,359,927,932, including treasury stock owned by our subsidiaries in 2Q22. Our 2Q22 basic earnings per share of NT$3.69 (or US$0.253 per ADS) were based on 4,326,986,427 weighted average numbers of shares outstanding in 2Q22. Our 2Q22 diluted earnings per share of NT$3.61 (or US$0.247 per ADS) were based on 4,375,107,331 weighted average number of shares outstanding in 2Q22.

2Q22 Results Highlights – ATM

●	Net revenues were NT$94,998 million, up by 20% year-over-year (or up by 31% year-over-year on pro forma basis) and up by 13% sequentially.

●	Cost of revenues was NT$67,230 million for the quarter, up by 10% sequentially.

-	Raw material cost totaled NT$26,615 million for the quarter, representing 28% of the total net revenues.

-	Labor cost totaled NT$14,575 million for the quarter, representing 15% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,383 million for the quarter.

●	Gross margin increased by 1.7 percentage points to 29.2% in 2Q22 from 27.5% in 1Q22.

●	Operating margin was 18.9% in 2Q22, compared to 16.7% in 1Q22.

2Q22 Results Highlights – EMS

●	Net revenues were NT$66,218 million, up by 8% sequentially.

●	Cost of revenues for the quarter was NT$59,568 million, up by 7% sequentially.

-	Raw material cost totaled NT$52,633 million for the quarter, representing 80% of the total net revenues.

-	Labor cost totaled NT$2,953 million for the quarter, representing 4% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$948 million for the quarter.

●	Gross margin increased by 1.2 percentage points to 10.0% in 2Q22 from 8.8% in 1Q22.

●	Operating margin was 4.0% in 2Q22, compared to 3.6% in 1Q22.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 2Q22 totaled US$515 million, of which US$290 million were used in packaging operations, US$161 million in testing operations, US$53 million in EMS operations and US$11 million in interconnect materials operations and others.

●	Total unused credit lines amounted to NT$312,365 million as of June 30, 2022.

●	Current ratio was 1.18 and net debt to equity ratio was 0.50 as of June 30, 2022.

●	Total number of employees was 97,800 as of June 30, 2022, compared to 94,879 as of March 31, 2022.

Business Review

Customers

ATM Basis

●	Our five largest customers together accounted for approximately 46% of our total net revenues in 2Q22, compared to 47% in 1Q22. Two customers each accounted for more than 10% of our total net revenues in 2Q22 individually.

●	Our top 10 customers contributed 59% of our total net revenues in both 2Q22 and 1Q22.

●	Our customers that are integrated device manufacturers or IDMs accounted for 30% of our total net revenues in 2Q22, compared to 29% in 1Q22.

EMS Basis

●	Our five largest customers together accounted for approximately 66% of our total net revenues in 2Q22, compared to 70% in 1Q22. One customer accounted for more than 10% of our total net revenues in 2Q22.

●	Our top 10 customers contributed 75% of our total net revenues in 2Q22, compared to 79% in 1Q22.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia, Vietnam, Mexico, and Tunisia as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services.

For more information, please visit our website at https://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2021 Annual Report on Form 20-F filed on March 29, 2022.

Supplemental Financial Information

(Unaudited)

Consolidated Operations

				Pro Forma Basis
	2Q22	1Q22	2Q21	2Q21
EBITDA (NT$ Millions)	35,211	30,661	27,350	25,663

ATM Operations

				Pro Forma Basis
	2Q22	1Q22	2Q21	2Q21
Net Revenues (NT$ Millions)	94,998	84,025	78,988	72,747
Revenue by Application
Communication	52%	52%	50%	52%
Computing	16%	16%	14%	15%
Automotive, Consumer & Others	32%	32%	36%	33%
Revenue by Type
Bumping, Flip Chip, WLP & SiP	43%	43%	33%	36%
Wirebonding	35%	34%	42%	40%
Others	6%	6%	8%	7%
Testing	15%	15%	15%	15%
Material	1%	2%	2%	2%
Capacity & EBITDA
CapEx (US$ Millions)*	461	414	570	526
EBITDA (NT$ Millions)	30,940	27,116	24,671	22,984
Number of Wirebonders	25,876	25,858	29,056	24,839
Number of Testers	5,194	5,012	6,001	4,525

EMS Operations

	2Q22	1Q22	2Q21
Net Revenues (NT$ Millions)	66,218	61,166	49,154
Revenue by Application
Communication	35%	40%	39%
Computing	13%	10%	10%
Consumer	28%	29%	28%
Industrial	15%	13%	16%
Automotive	8%	6%	5%
Others	1%	2%	2%
Capacity
CapEx (US$ Millions)*	53	26	39

* Capital expenditure excludes building construction costs.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended				For the six months ended
				Pro Forma Basis			Pro Forma Basis
	Jun. 30 2022	Mar. 31 2022	Jun. 30 2021	Jun. 30 2021	Jun. 30 2022	Jun. 30 2021	Jun. 30 2021
Net revenues:
Packaging	78,394	68,383	64,149	58,929	146,777	123,182	113,261
Testing	13,760	12,583	11,676	10,655	26,343	22,806	20,859
EMS	66,213	61,163	49,147	49,147	127,376	96,831	96,831
Others	2,072	2,262	1,954	1,954	4,334	3,577	3,577
Total net revenues	160,439	144,391	126,926	120,685	304,830	246,396	234,528

Cost of revenues	(126,051)	(115,920)	(102,122)	(97,215)	(241,971)	(199,706)	(190,190)
Gross profit	34,388	28,471	24,804	23,470	62,859	46,690	44,338

Operating expenses:
Research and development	(5,795)	(5,362)	(5,076)	(4,864)	(11,157)	(9,845)	(9,427)
Selling, general and administrative	(7,987)	(6,996)	(6,554)	(6,212)	(14,983)	(12,763)	(12,112)
Total operating expenses	(13,782)	(12,358)	(11,630)	(11,076)	(26,140)	(22,608)	(21,539)
Operating income	20,606	16,113	13,174	12,394	36,719	24,082	22,799

Net non-operating income and expenses:
Interest expense - net	(702)	(572)	(569)	(563)	(1,274)	(1,141)	(1,115)
Foreign exchange gain (loss)	(1,301)	(1,104)	1,057	1,072	(2,405)	833	815
Gain (loss) on valuation of financial assets and liabilities	1,543	1,406	(1,050)	(1,114)	2,949	(659)	(698)
Gain on equity-method investments	486	199	219	219	685	368	368
Others	504	621	513	432	1,125	1,041	896
Total non-operating income and expenses	530	550	170	46	1,080	442	266
Income before tax	21,136	16,663	13,344	12,440	37,799	24,524	23,065

Income tax expense	(4,479)	(3,278)	(2,648)	(2,543)	(7,757)	(5,099)	(4,935)
Income from continuing operations and before non-controlling interest	16,657	13,385	10,696	9,897	30,042	19,425	18,130
Non-controlling interest	(669)	(478)	(358)	(358)	(1,147)	(610)	(610)

Net income attributable to shareholders of the parent	15,988	12,907	10,338	9,539	28,895	18,815	17,520

Per share data:
Earnings per share
– Basic	NT$3.69	NT$3.01	NT$2.40	NT$2.21	NT$6.71	NT$4.37	NT$4.07
– Diluted	NT$3.61	NT$2.92	NT$2.30	NT$2.12	NT$6.51	NT$4.25	NT$3.95

Earnings per equivalent ADS
– Basic	US$0.253	US$0.216	US$0.171	US$0.158	US$0.470	US$0.310	US$0.289
– Diluted	US$0.247	US$0.210	US$0.164	US$0.151	US$0.456	US$0.302	US$0.280

Number of weighted average shares used in diluted EPS calculation (in thousands)	4,375,107	4,341,042	4,362,634	4,362,634	4,359,944	4,363,749	4,363,749

FX (NTD/USD)	29.26	27.85	28.03	28.03	28.56	28.17	28.17

ASE Technology Holding Co., Ltd.

Summary of ATM Statement of Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended				For the six months ended
				Pro Forma Basis			Pro Forma Basis
	Jun. 30 2022	Mar. 31 2022	Jun. 30 2021	Jun. 30 2021	Jun. 30 2022	Jun. 30 2021	Jun. 30 2021
Net revenues:
Packaging	79,894	69,921	65,936	60,716	149,815	127,481	117,560
Testing	13,760	12,583	11,677	10,656	26,343	22,808	20,860
Direct Material	1,288	1,479	1,372	1,372	2,767	2,416	2,416
Others	56	42	3	3	98	50	50
Total net revenues	94,998	84,025	78,988	72,747	179,023	152,755	140,886

Cost of revenues	(67,230)	(60,924)	(58,778)	(53,871)	(128,154)	(114,538)	(105,021)
Gross profit	27,768	23,101	20,210	18,876	50,869	38,217	35,865

Operating expenses:
Research and development	(4,455)	(4,136)	(3,829)	(3,616)	(8,591)	(7,526)	(7,106)
Selling, general and administrative	(5,318)	(4,953)	(4,554)	(4,212)	(10,271)	(8,946)	(8,296)
Total operating expenses	(9,773)	(9,089)	(8,383)	(7,828)	(18,862)	(16,472)	(15,402)
Operating income	17,995	14,012	11,827	11,048	32,007	21,745	20,463

ASE Technology Holding Co., Ltd.

Summary of EMS Statement of Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2022	Mar. 31 2022	Jun. 30 2021	Jun. 30 2022	Jun. 30 2021
Net revenues:
Total net revenues	66,218	61,166	49,154	127,384	96,847

Cost of revenues	(59,568)	(55,786)	(44,678)	(115,354)	(88,360)
Gross profit	6,650	5,380	4,476	12,030	8,487

Operating expenses:
Research and development	(1,380)	(1,249)	(1,274)	(2,629)	(2,371)
Selling, general and administrative	(2,603)	(1,931)	(1,929)	(4,534)	(3,667)
Total operating expenses	(3,983)	(3,180)	(3,203)	(7,163)	(6,038)
Operating income	2,667	2,200	1,273	4,867	2,449

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Jun. 30, 2022	As of Mar. 31, 2022

Current assets:
Cash and cash equivalents	72,846	84,426
Financial assets – current	6,136	4,698
Notes and accounts receivable	116,617	106,560
Inventories	94,661	86,201
Others	28,503	25,155
Total current assets	318,763	307,040

Financial assets – non-current & Investments – equity method	22,356	23,202
Property, plant and equipment	254,784	247,541
Right-of-use assets	10,853	10,915
Intangible assets	74,300	75,236
Others	32,023	32,214
Total assets	713,079	696,148

Current liabilities:
Short-term borrowings	60,722	49,990
Current portion of bonds payable & Current portion of long-term borrowings	11,835	10,825
Notes and accounts payable	86,534	83,898
Others	111,136	106,013
Total current liabilities	270,227	250,726

Bonds payable	40,923	40,521
Long-term borrowings[2]	97,367	116,386
Other liabilities	26,251	24,755
Total liabilities	434,768	432,388

Equity attributable to shareholders of the parent	263,039	248,373
Non-controlling interests	15,272	15,387
Total liabilities & shareholders’ equity	713,079	696,148

Current Ratio	1.18	1.22
Net Debt to Equity Ratio	0.50	0.52

2 Long-term borrowings include long-term loans and bills payable.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Cash Flow Data

(In NT$ millions)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30	Mar. 31	Jun. 30	Jun. 30	Jun. 30
	2022	2022	2021	2022	2021
Cash Flows from Operating Activities:
Profit before income tax	21,136	16,663	13,344	37,799	24,524
Depreciation & amortization	13,749	13,503	13,460	27,252	26,590
Other operating activities items	(19,858)	(2,986)	(8,573)	(22,844)	(17,132)
Net cash generated from operating activities	15,027	27,180	18,231	42,207	33,982
Cash Flows from Investing Activities:
Net payments for property, plant and equipment	(17,292)	(17,182)	(18,440)	(34,474)	(32,493)
Other investment activities items	(245)	(753)	(1,259)	(998)	(1,464)
Net cash used in investing activities	(17,537)	(17,935)	(19,699)	(35,472)	(33,957)
Cash Flows from Financing Activities:
Total net proceeds from (repayment of) borrowings	(8,980)	(5,310)	(16,640)	(14,290)	2,960
Other financing activities items	(893)	(269)	(1,022)	(1,162)	591
Net cash generated from (used in) financing activities	(9,873)	(5,579)	(17,662)	(15,452)	3,551
Foreign currency exchange effect	803	4,687	(1,666)	5,490	(2,127)
Net increase (decrease) in cash and cash equivalents	(11,580)	8,353	(20,796)	(3,227)	1,449
Cash and cash equivalents at the beginning of period	84,426	76,073	73,783	76,073	51,538
Cash and cash equivalents at the end of period	72,846	84,426	52,987	72,846	52,987